United States securities and exchange commission logo





                          October 20, 2022

       Alexander Nguyen, Esq.
       General Counsel and Corporate Secretary
       Unity Biotechnology, Inc.
       285 East Grand Avenue
       South San Francisco, CA 94080

                                                        Re: Unity
Biotechnology, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 14,
2022
                                                            File No. 333-267886

       Dear Alexander Nguyen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brian J. Cuneo, Esq.